Exhibit 107

Calculation of Filing Fee Table

Schedule TO

(Form Type)

Blue Owl Credit Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$334,672,268	0.01102%	$36,880.88

Fees Previously Paid	$0.00		$36,880.88

Total Transaction Valuation	$334,672,268

Total Fees Due for Filing			$36,880.88

Total Fees Previously Paid			$36,880.88

Total Fee Offsets			$0.00

Net Fee Due			$0.00